EXHIBIT 99.1

Osisko Announces Release of 2024 Sustainability Report

MONTRÉAL, April 17, 2025 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to announce the publication of its 2024 Sustainability Report, Growing Responsibly (the “Report”). All monetary amounts included in this release are expressed in United States dollars.

The Report marks the fifth edition of Growing Responsibly and highlights Osisko’s Environmental, Social and Governance (“ESG”) initiatives and key performance metrics for 2024.

Heather Taylor, Vice President, Sustainability and Communications of Osisko commented: “In this fifth edition of Growing Responsibly, Osisko is proud to highlight the continued evolution of its sustainability practices. In 2024, we advanced key initiatives across our climate strategy, community investments, governance, and employee engagement. From implementing our 2024–2027 climate change strategy and completing Osisko’s first CDP disclosure, to achieving our Board gender diversity target and enhancing ESG related due diligence, our efforts reflect a shared commitment to responsible growth. We are especially proud to have earned the Great Place to Work certification and to have launched an employee donation matching program to further support the communities where we live and work. As always, our goal is to ensure that long-term value creation goes hand in hand with best practices in governance, social responsibility and environmental stewardship.”

The following are select report highlights:

Environmental Stewardship:

  Implementation of 2024-2027 climate strategy
  Completed inaugural disclosure to CDP climate change survey
  Purchased and retired carbon credits to offset Scope 2 and Scope 3 emissions related to employee travel and commuting

Supporting our Employees and Communities:

  Contributed over $361,000 towards community investments
  Introduced an internal donation matching policy
  Awarded Great Place to Work® certification
  Enhanced employee feedback and engagement mechanisms

Excellence in Governance and Oversight:

  Achieved target of 40% female representation on the Company’s Board of Directors
  Embedded ESG related considerations formally into advanced staged due diligence
  Refreshed Osisko’s materiality assessment to reflect evolving disclosure standards
  Maintained leading positions with ESG rating agencies
    ‘ESG Industry Top-Rated' and ‘ESG Regional Top-Rated” by Sustainalytics, 'AA' rated by MSCI and 'Prime' rated by ISS

For more information on Osisko’s sustainability related initiatives please visit the website at: www.osiskogr.com.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 185 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, the continued implementation of the climate change strategy, the ability to further support communities and to ensure that long-term value creation. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko’s PFIC status (d) that preliminary financial information may be subject to quarter end adjustments, (e) Osisko’s ability to deliver on its climate strategy, (f) that Osisko’s efforts in maintaining carbon neutrality will be achieved and that efforts toward reducing carbon emission will be successful, (g) the availability of funds to finance community investments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: (I) the absence of significant change in Osisko’s ongoing income and assets relating to determination of its PFIC status, (II) Osisko’s continued commitment toward improving sustainability goals, (III) the continued validity of science and climate hypothesis relating to climate change, (IV) the absence of material changes to the regulatory framework relating to climate and climate related disclosure, (V) the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (VI) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (VII) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (VIII) no adverse development in respect of any significant property, (IX) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (X) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.